NOTICE OF ANNUAL GENERAL MEETING   TO THE SHAREHOLDERS  OF  THE BANK OF N.T. BUTTERFIELD & SON LIMITED  The 2021 Annual General Meeting of The Bank of N.T. Butterfield & Son Limited (the “Bank”) will be held at 10:00  a.m. Bermuda time on June 30, 2021. This year’s meeting is a virtual shareholder meeting and will be held via a live  webcast with  telephone  access.  There will be no physical meeting.  Shareholders will be  able  to  access  the  virtual  Annual  General  Meeting,  vote  their  shares  and  submit  questions  during  the  meeting  by  visiting  www.virtualshareholdermeeting.com/NTB2021. Shareholders may also access the meeting by telephone at 1‐833‐ 756‐0862  (toll‐free  U.S.  and  Canada)  or  1‐412‐317‐5752  (international).    Shareholders must  enter  the  control  number  included  in  their proxy materials  in order  to  attend  the meeting  through  the website or by  telephone.  If  attending by telephone, shareholders should to ask to be  joined  into “The Bank of N.T. Butterfield & Son Limited”  call. Additional instructions regarding voting by the internet and telephone are listed on the proxy card.  At the meeting, in addition to transacting such other business as may properly come before the meeting including any  adjournments  and postponements  thereof,  the  shareholders of  the Bank will  consider  and  vote on  the  following  proposals:  1. To appoint PricewaterhouseCoopers Ltd. as  the  independent auditor of  the Bank  for  the  year  ending December  31,  2021,  and  to  authorize  the  Board  of Directors  of  the  Bank,  acting  through  the Audit Committee, to set their remuneration. 2. To elect each of the following individuals as a Director, to hold office until the close of the 2022 Annual General Meeting, or until his or her successor is duly elected or appointed: Michael Collins Alastair Barbour Sonia Baxendale James Burr Michael Covell Mark Lynch Jana Schreuder Michael Schrum Pamela Thomas‐Graham John Wright 3. To generally and unconditionally authorize  the Board of Directors  to dispose of or  transfer all or any treasury  shares,  and  to  allot,  issue  or  grant  (i)  shares;  (ii)  securities  convertible  into  shares;  or  (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where  the shares in question are of a class that is listed on the Bermuda Stock Exchange (“BSX shares”), provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of  the  Bank  issued  and  outstanding  on  the  day  before  the  2021  Annual  General Meeting,  to  such person(s), at  such  times,  for  such consideration and upon  such  terms and conditions as  the Board of Directors may determine.

      2   In  addition,  the  audited  financial  statements  for  the  Bank  for  the  year  ended  December  31,  2020  and  the  independent auditor’s report thereon will be laid before the shareholders at the 2021 Annual General Meeting.    Only shareholders of record, as shown on the register of shareholders of the Bank, as of the close of business on April  28, 2021 are entitled to notice of and to vote at the 2021 Annual General Meeting.    We are actively monitoring the COVID‐19 pandemic and its potential impact on the 2021 Annual General Meeting.  If it is necessary for us to change the date, time or location of the meeting, we will announce the decision to do so  via a press  release and posting details on our website. Whether or not  shareholders plan  to attend  the virtual  meeting, we urge shareholders to vote and submit their proxies in advance of the meeting.    THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF PROPOSAL  NUMBERS 1, 2 AND 3.  PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND IN ANY EVENT SO THAT IT  IS DELIVERED OR POSTMARKED ON OR BEFORE JUNE 24, 2021 IF YOU DO NOT PLAN TO ATTEND THE MEETING.    IF YOU LATER DESIRE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN  THE ENCLOSED PROXY STATEMENT.    By Order of the Board of Directors,   Mr. Michael W. Collins  Chairman and Chief Executive Officer   June 4, 2021  Hamilton, Bermuda

      3   THE BANK OF N.T. BUTTERFIELD & SON LIMITED  65 Front Street  Hamilton HM 12 Bermuda    2021 Annual General Meeting   June 30, 2021    PROXY STATEMENT    The Board of Directors (the “Board”) of The Bank of N.T. Butterfield & Son Limited (the “Bank”)  is soliciting the  accompanying proxy form to be voted at the 2021 Annual General Meeting of the Bank to be held at 10:00 a.m.  Bermuda  time on  June  30, 2021  (the “Meeting”),  including any adjournments  or postponements  thereof.  This  year’s Meeting is a virtual shareholder meeting and will be held via a live webcast with telephone access. There will  be  no  physical meeting.  Shareholders will  be  able  to  access  the  virtual Meeting,  vote  their  shares  and  submit  questions  during  the Meeting  by  visiting  www.virtualshareholdermeeting.com/NTB2021.  Shareholders may  also  access  the  Meeting  by  telephone  by  dialing  1‐833‐756‐0862  (toll‐free  U.S.  and  Canada)  or  1‐412‐317‐5752  (international). Shareholders must enter the control number included in their proxy materials in order to attend the  Meeting through the website or by telephone. Please see “Attending and Participating in the Virtual Annual General  Meeting” below for additional information.     Only holders of the voting ordinary shares, par value BD$0.01 per share, of  the  Bank  (the “Common  Shares”)   of record as of the close of business on April 28, 2021 (the “Record Date”) will be entitled to vote at the Meeting.  As  of  the  close  of  business  on  the  Record  Date,  there  were  issued  50,290,230  Common  Shares,  of  which  49,671,018 shares are outstanding and entitled to vote at the meeting and 619,212 are held as treasury shares.  Each Common Share entitles the holder of record on such date to one vote.    Any  shareholder wishing  to  vote  by  giving  a  proxy must  deliver  a  completed  proxy  to  Vote  Processing,  c/o  Broadridge,  51 Mercedes Way,  Edgewood,  NY  11717,  USA.  Alternatively,  proxy  cards  may  be  delivered  to  ProServe  Bermuda  Limited,  Rosebank  Centre  –  Basement  Level,  11  Bermudiana  Road,  Pembroke   HM  08,  Bermuda, ATTN: Mr. Glen Phillips. Proxy cards must be delivered or postmarked on or before June 24, 2021 in  order to be processed. When a proxy is properly executed and returned, the Common Shares to which it relates  will, subject to any direction to the contrary, be voted in the manner indicated on the proxy with respect to the  proposals  specified  in  the Notice  of  Annual General Meeting  attached  hereto  and,  in  the  absence  of  voting  instructions, will be voted in favor of each of the proposals. Any shareholder who has given a proxy may revoke it  prior  to  its  exercise  by  providing  Broadridge  or  ProServe  Bermuda  Limited  at  the  respective  addresses  listed  above with written notice of revocation (provided such notice is given in sufficient time to permit the necessary  examination and tabulation of the revocation before the vote is taken), by voting at the Meeting or by executing  a later‐dated proxy (provided such later‐dated proxy is delivered or postmarked no later than June 24, 2021).    The affirmative vote of a majority of the votes cast by holders of issued and outstanding Common Shares present            in person or by proxy at the Meeting is required for approval of the proposals specified  in  the  Notice of Annual  General Meeting accompanying  this Proxy Statement; provided  that a quorum  is present  consisting of  two or  more persons present in person and representing in person or by proxy in excess of 25% of the total issued and  outstanding shares entitled to vote at the meeting. Holders of Common Shares who are present in person or by  proxy but who abstain from voting will be counted towards the quorum but will not be considered as voting.    This Proxy Statement,  the accompanying Notice of Annual General Meeting and  the accompanying proxy  form  are first being mailed to shareholders on or about June 4, 2021.    The  Board  knows  of  no  specific matter  to  be  brought  before  the Meeting  which  is  not  referred  to  in  the  accompanying Notice of Annual General Meeting.

4      BACKGROUND OF THE PROPOSED DIRECTORS    In  relation  to  Proposal  2,  the  election  of  Directors,  biographical  information  is  provided  for  each  person  proposed: Michael  Collins,  Alastair  Barbour,  Sonia  Baxendale,  James  Burr, Michael  Covell, Mark  Lynch,  Jana  Schreuder, Michael Schrum, Pamela Thomas‐Graham, and  John Wright. With  the exceptions of Mr. Collins, who  serves as the Bank’s Chairman and Chief Executive Officer, and Mr. Schrum, who serves as the Bank’s Group Chief  Financial Officer, the remaining eight Directors are independent Directors.     Michael Collins    Michael Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank.  He  was  named  Chairman  in  July  of  2017.  Prior  to  this  appointment, Mr. Collins  was  Senior  Executive  Vice  President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and  Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands.  Mr. Collins  has  over  35 years'  experience  in  financial  services,  having  held  progressively  senior  positions  at  Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining  the  Bank  in  2009, Mr. Collins was  Chief Operating Officer  at  HSBC  Bank  Bermuda. Mr. Collins  holds  a  BA  in  Economics from Brown University.    James Burr    James Burr joined the Board in 2016 and was named Lead Independent Director in 2018. Presently, Mr. Burr is a  Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in  management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior  to  joining  Carlyle, Mr. Burr  served  as  Corporate  Treasurer  of Wachovia  Bank, where  he was  responsible  for  activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage.  He served in various other roles at Wachovia Bank, including as Assistant Treasurer, Controller of the Corporate  and Investment Bank and Management Analyst since 1992. Mr. Burr began his career at Ernst & Young, where he  was a certified public accountant focused on banking and computer audit issues. Mr. Burr formerly served on the  Board  of  Directors  of  Central  Pacific  Financial  Corp.  and  currently  serves  as  a  Director  of  several  private  companies, including The Hilb Group, Benefit Mall, Hurst Point Topco Limited and Jen Cap Insurance Solutions.    Alastair Barbour    Alastair Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years of experience  providing auditing and advisory services to publicly traded companies, primarily in the financial services industry.  Mr. Barbour was employed with KPMG  from 1978 until his  retirement  in 2011. During his  time  there, he held  various positions both locally and overseas. In 1985, he was named a Partner at KPMG (Bermuda). Mr. Barbour's  most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves as  Chairman of Liontrust Asset Management plc, a Director and Chairman of the Audit Committee of Phoenix Group  Holdings plc and a Director of RSA Insurance Group plc. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in  London  and  holds  a Bachelor  of  Science  from  the University  of  Edinburgh. He  is  a  Fellow  of  the  Institute  of  Chartered Accountants in England & Wales.    Sonia Baxendale    Sonia Baxendale  joined the Board  in November 2020. She  is currently the President and CEO of the Global Risk  Institute,  a  government,  industry  and  academic  partnership.   From  1992  to  2011, Ms.  Baxendale  held  senior  leadership roles within Canadian Imperial Bank of Commerce (“CIBC”), including six years as Senior Executive Vice  President and President of Retail Banking and Wealth Management.  Prior  to  joining CIBC, Ms. Baxendale held  progressively senior positions with Saatchi & Saatchi and American Express Canada. Ms. Baxendale serves on the  Boards of several public companies, including Foresters Financial, Laurentian Bank of Canada and RSA Insurance

5      Group Plc. Ms. Baxendale also serves as Chair of the Board of Directors of the Hospital for SickKids Foundation  and on  the Board of Trustees  for Toronto’s Hospital  for Sick Children. She holds a Bachelor of Arts  in Political  Science and Economics from Victoria College, University of Toronto.    Michael Covell    Michael Covell joined the Board in 2018. Mr. Covell currently serves as non‐executive Chairman of several private  companies, including Acolin, Ascot Lloyd, Sackville Capital and C Le Masurier Limited. Previously, Mr. Covell was  Chairman of the Tilney Group and Hawksford International. He was also a Director of the International Property  Securities Exchange and Leeds Castle Foundation. Mr. Covell retired from Goldman Sachs in 2008, where he was  a Managing Director of their European Private Wealth Management Division. Prior to Goldman Sachs, he was a  senior partner at Rawlinson & Hunter, an international accountancy firm. Mr. Covell is a Fellow of the Institute of  Chartered Accountants in England and Wales, and Member of the Society of Trust & Estate Practitioners.    Mark Lynch    Mark Lynch joined the Board in 2019, and is an investment manager and analyst with a specialization in financial  services. Until  June  30,  2019,  he was  a partner  of Boston‐based Wellington Management  Co., where he had  served as the firm’s senior financial services analyst since 1994 and a partner since 1996. He was also a portfolio  manager of mutual funds, hedge funds, and institutional portfolios over that period. Prior to joining Wellington,  Mr. Lynch was a US regional bank analyst with Lehman Brothers and Bear Stearns. He holds a degree in European  History from Harvard College.     Jana Schreuder    Jana Schreuder joined the Board  in August 2020. She  is an experienced executive who most recently served as  Executive Vice President and Chief Operating Officer of Northern Trust Corporation, a role from which she retired  in 2018. Ms. Schreuder joined Northern Trust in 1980 and during her tenure held multiple roles as a member of  the  executive management  team,  including:  the  President  of Wealth Management  from  2011  through  2014;  President of Operations & Technology from 2007 through 2010; and Chief Risk Officer from 2005 through 2006.  Ms. Schreuder currently  serves as a Director and Chair of  the Compensation Committee of Blucora,  Inc. Since  2008, Ms. Schreuder has served as a Director and Chair of  the Compensation Committee  for Entrust Datacard  Group.  From 2016  to  2018, Ms.  Schreuder was  a member of  the Board of Directors of  LifePoint Health. Ms.  Schreuder  received her Bachelor of Business Administration degree  from Southern Methodist University and a  Master’s degree in finance and marketing management from Northwestern University's Kellogg Graduate School  of Management. Ms.  Schreuder  is  a member  of  the Governance  and Membership  Committee  and New  York  Chapter of Women Corporate Directors and the National Association of Corporate Directors, from which she has  received the NACD Directorship Certification.     Michael Schrum    Michael Schrum joined the Board in April 2020 and has served as the Bank’s Group Chief Financial Officer since  September 2015. He was previously Chief Financial Officer at HSBC Bank Bermuda. Mr. Schrum has more than 25  years of financial services experience  in London, New York and Bermuda, mainly  in banking,  insurance and tax.  He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the bank’s Commercial  Banking,  Strategy,  and  Finance  divisions. He  is  a  Chartered  Financial Analyst  and  a  Fellow  of  the  Institute  of  Chartered Accountants  in England and Wales. Mr. Schrum holds Master’s (University of London) and Bachelor’s  (Southern  Denmark  Business  School)  degrees  in  Economics.  Mr.  Schrum  is  also  Chairman  of  the  Bermuda  Foundation and the Royal Danish Consul in Bermuda.    Pamela Thomas‐Graham    Pamela Thomas‐Graham  joined the Board  in 2017. She  is the Founder and Chief Executive Officer of Dandelion

6      Chandelier  LLC,  a  private  digital  media  enterprise  focused  on  the  intersection  of  luxury,  marketing  and  technology. Prior  to establishing Dandelion Chandelier, Ms. Thomas‐Graham spent six years with Credit Suisse  where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer  &  Head  of  Private  Banking  and Wealth Management New Markets.  From  2008  to  2010,  she was Managing  Director of private equity firm, Angelo, Gordon & Company, leading the firm’s investments in the consumer and  retail  sectors.  Before  assuming  leadership  roles  in  financial  services,  Ms.  Thomas‐Graham  was  Senior  Vice  President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade &  Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six  years  at  NBC  Universal, where  she  served  as  President  and  Chief  Executive  Officer  of  CNBC.com,  and  later  President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas‐ Graham began her career at global consulting  firm McKinsey & Company  in 1989, and became  the  firm’s  first  African‐American  female  partner  in  1995.  She  serves  as  a Director  for  several  private  and  listed  companies,  including Compass,  Inc., Norwegian Cruise Line Holdings Limited, Peloton  Interactive,  Inc. and Bumble  Inc. Ms.  Thomas‐Graham holds Bachelor of Arts  in Economics, Masters of Business Administration,  and Doctor of  Law  degrees from Harvard University.    John Wright    John Wright joined the Board in 2002. Mr. Wright served as a non‐executive director of Butterfield UK from 2001  through 2014. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. Mr. Wright’s career  in  commercial banking  spans over 43 years and  includes assignments  in  the UK,  India, Sri  Lanka, West Africa,  Canada, Hong Kong and the United States. He is a visiting Professor at Heriot‐Watt University Business School and  he serves on the Board of Directors of several public and private U.K. and overseas companies, including Dhofar  Insurance Company, LLC, where he serves on the Audit Committee, XM International Associates Limited, where  he serves as Chairman of  the Advisory Board, and Rasmala UK Limited. He  is also a past President of  the  Irish  Institute of Bankers and a past Vice President of the Chartered Institute of Bankers  in Scotland. Mr. Wright was  educated at Daniel Stewart's College Edinburgh.

  7    PROPOSALS   PROPOSAL 1  APPOINTMENT OF INDEPENDENT AUDITOR AND AUDITOR REMUNERATION    To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank for the year ending December 31,  2021, and to authorize the Board, acting through the Audit Committee, to set their remuneration.    The  Board  unanimously  recommends  that  the  shareholders  appoint  PricewaterhouseCoopers  Ltd.  as  the  independent auditor of the Bank for the year ending December 31, 2021 and authorize the Board, acting through  the Audit Committee, to set their remuneration.    The Board unanimously recommends that the shareholders approve Proposal 1.        PROPOSAL 2   ELECTION OF DIRECTORS  To elect each of Michael Collins, Alastair Barbour, Sonia Baxendale, James Burr, Michael Covell, Mark Lynch, Jana  Schreuder, Michael Schrum, Pamela Thomas‐Graham and John Wright as a Director, to hold office until the close  of the 2022 Annual General Meeting, or until his or her successor is duly elected or appointed.    The Board has approved each of these persons for election as a Director and unanimously recommends that the  shareholders approve Proposal 2.        PROPOSAL 3  GENERAL MANDATE TO ISSUE SHARES  To generally and unconditionally authorize  the Board of Directors  to dispose of or  transfer all or any  treasury  shares, and  to allot,  issue or grant  (i) shares;  (ii) securities convertible  into shares; or  (iii) options, warrants or  similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class  that  is  listed on  the Bermuda Stock Exchange  (“BSX  shares”) provided  that  the BSX shares allotted and  issued  pursuant hereto are  in aggregate  less than 20% of the share capital of the Bank  issued and outstanding on the  day before the 2021 Annual General Meeting, to such person(s), at such times, for such consideration and upon  such terms and conditions as the Board of Directors may determine.    The Bank’s Common Shares are listed on both the Bermuda Stock Exchange (the “BSX”) and the New York Stock  Exchange  (the  “NYSE”). Consequently,  the Bank  is  subject  to  the  rules  of  the BSX  and  the  rules  of  the NYSE  applicable to foreign private issuers.    Regulation 6.21 of  the BSX Listing Regulations  requires a company with shares  listed on  the BSX  to obtain  the  consent of its shareholders prior to issuing any of the relevant securities or rights, except in the case of a rights  issue,  or  where  the  shareholders  have  by  resolution  given  the  Directors  a  general  mandate  to  issue  such

  8    securities or rights. Regulation 6.21 applies to any  issuance of such securities or rights by a BSX  listed company  and provides no de minimis exception that would allow a company to issue a small number of such securities or  rights without seeking express shareholder approval.    This  Proposal  3  requests  shareholder  approval  for  share  issuances  as  described  above  so  that  the  Board’s  authority  is consistent with and parallel to the requirement under NYSE Rule 312.03, which requires shareholder  approval for certain Common Share issuances by the Bank. The scope of the general mandate is limited, so that  the securities allotted and issued pursuant thereto are less than 20% of the share capital of the Bank issued and  outstanding on the day before the 2021 Annual General Meeting. As noted above, under applicable rules of the  BSX, absent the mandate the Board may only take these actions if authorized to do so by shareholders.    Pursuant to this Proposal 3, the Board will be permitted to exercise its power to dispose of or transfer treasury  shares,  and  to  allot,  issue  or  grant  (i)  BSX  shares;  (ii)  securities  convertible  into  BSX  shares;  or  (iii)  options,  warrants or similar rights to subscribe for any BSX shares or such convertible securities, provided that the BSX  shares allotted and issued are in aggregate less than 20% of the share capital of the Bank issued and outstanding  on the day before the 2021 Annual General Meeting.    The Board’s authority will only be valid until the conclusion of the Annual General Meeting in 2022. The grant of  the  general mandate  will  allow  the  Bank  to  issue,  amongst  other  things,  Common  Shares  pursuant  to  its  employee share incentive plans, employee share purchase plans and to issue Common Shares in connection with  the exercise of any outstanding options previously granted by the Bank. The general mandate would also allow  the Bank  to engage  in any corporate  transaction consistent with  its  strategic  growth  strategy,  subject  to  the  limitation on the amount of shares that can be allotted and issued pursuant to the general mandate.    In 2020,  the general mandate was used  to  issue Common Shares under  the Bank’s employee  share  incentive  plans and the Board’s Director remuneration plan. Other than the allotment of Common Shares for the purposes  of fulfilling the Bank’s obligations under certain of its share plans and in connection with the exercise of options  or in connection with any corporate transaction consistent with its strategic growth strategy, the Directors have  no present  intention  to exercise  this authority. The authority  is, however, sought to ensure  that  the Bank has  maximum flexibility in managing the group’s capital resources and the Board considers it prudent to acquire the  flexibility that this authority provides. The Bank’s Directors intend to seek renewal of this authority annually.    The Board unanimously recommends that the shareholders approve this Proposal 3.    VOTE REQUIRED    The affirmative vote of a majority of the votes cast by holders of issued and outstanding Common Shares present  in person or by proxy at the Meeting is required for approval of the proposals specified in the Notice of Annual  General Meeting accompanying  this Proxy Statement; provided  that a quorum  is present consisting of  two or  more persons present in person and representing in person or by proxy in excess of 25% of the total issued and  outstanding  shares entitled to vote at the meeting. If the Proposals are approved by the shareholders, they will  become effective immediately.    ATTENDING AND PARTICIPATING IN THE VIRTUAL ANNUAL GENERAL MEETING    The Meeting will be accessible only  through  the  Internet or by  telephone. You will not be able  to attend  the  Meeting  in  person.  You  are  entitled  to  virtually  attend  and  participate  in  the Meeting  only  if  you  were  a  shareholder as of April 28, 2021, the Record Date, or if you hold a valid proxy for the Meeting.      To  virtually  attend  and  participate  in  the  Meeting  you  must  access  the  website  at www.virtualshareholdermeeting.com/NTB2021. You may also attend by  telephone at 1‐833‐756‐0862  (toll‐free  U.S. and Canada) or 1‐412‐317‐5752 (international). Shareholders must enter the control number found on their

  9    proxy materials in order to attend via the website or telephone. If attending by telephone, shareholders should to  ask to be joined into “The Bank of N.T. Butterfield & Son Limited” call. Additional instructions regarding voting by  the internet and telephone are listed on the proxy card.     We encourage you to access the Meeting prior to the start time. Please allow ample time for check‐in, which will  begin at 9:45 am Bermuda time. If you have difficulty accessing the Meeting, please call 1‐844‐986‐0822 (toll‐free  U.S. and Canada) or 1‐303‐562‐9302 (international).    Regardless of whether you plan  to virtually attend and participate  in  the Meeting,  it  is  important  that your  shares be  represented and voted at  the Meeting. Accordingly, we encourage you  to vote  in advance of  the  Meeting.    We welcome questions from shareholders. If you wish to submit a question, you may do so during the Meeting  by  telephone  or  the website. Questions  pertinent  to Meeting matters will  be  answered  during  the Meeting,  subject  to  time constraints. Questions not complying with our Meeting  rules of conduct will not be answered.  Any questions pertinent to Meeting matters that cannot be answered during the Meeting due to time constraints  will be posted online  and  answered  at www.butterfieldgroup.com. Additional  information  regarding  the  rules  and  procedures  for  participating  in  the  Meeting  will  be  set  forth  in  our  meeting  rules  of  conduct,  which  shareholders  can  view  during  the Meeting  at  the  website  noted  above  and  at  www.butterfieldgroup.com.  Shareholders can also access copies of this Proxy Statement and our 2020 Annual Report at the Meeting website  and at www.butterfieldgroup.com.     We are actively monitoring the COVID‐19 pandemic and its potential impact on the Meeting. If it is necessary for  us to change the date, time or location of the Meeting, we will announce the decision to do so via a press release  and posting details on our website.    RECOMMENDATION BY THE BOARD OF DIRECTORS    THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL NUMBERS 1, 2 AND 3.    *********

[This page intentionally left blank]

THE BANK OF N.T. BUTTERFIELD & SON LIMITED
65 FRONT STREET
HAMILTON, HM 12
BERMUDA

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 28, 2021. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/NTB2021**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 28, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Alternatively, proxy cards may be delivered to ProServe Bermuda Limited, Rosebank Centre – Basement Level, 11 Bermudiana Road, Pembroke HM 08, Bermuda, ATTN: Mr. Glen Phillips. Your proxy card must be postmarked or delivered on or before June 24, 2021 in order to be processed.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D51449-P53914

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE BANK OF N.T. BUTTERFIELD & SON LIMITED

The Board of Directors unanimously recommends you vote FOR the following proposals:

Proposal 1

	For	Against	Abstain
1. To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank for the year ending December 31, 2021, and to authorize the Board of Directors of the Bank, acting through the Audit Committee, to set their remuneration.	☐	☐	☐

Proposal 2

2. To elect each of the following individuals as a Director, to hold office until the close of the 2022 Annual General Meeting, or until his or her successor is duly elected or appointed:

Nominees:

	For	Against	Abstain
2a. Michael Collins	☐	☐	☐
2b. Alastair Barbour	☐	☐	☐
2c. Sonia Baxendale	☐	☐	☐
2d. James Burr	☐	☐	☐
2e. Michael Covell	☐	☐	☐
2f. Mark Lynch	☐	☐	☐
2g. Jana Schreuder	☐	☐	☐
2h. Michael Schrum	☐	☐	☐
2i. Pamela Thomas-Graham	☐	☐	☐
2j. John Wright	☐	☐	☐

Proposal 3

	For	Against	Abstain
3. To generally and unconditionally authorize the Board of Directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange ("BSX shares"), provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the 2021 Annual General Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any postponement or adjournment thereof.

A proxy granted by a corporation must be signed by a duly authorized attorney or officer of that corporation or executed under its common seal (if required). In the case of joint holders any holder may sign. In the event of a conflict between joint holders as to who has the right to vote, the first-named in the Register of Shareholders shall have the right to vote. Unless voting instructions are indicated in the boxes, the proxy will vote or abstain as he or she thinks fit.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

D51450-P53914 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Proxy Statement and Annual Report/Form 20-F are available at www.proxyvote.com. THE BANK OF N.T. BUTTERFIELD & SON LIMITED Annual General Meeting of Shareholders June 30, 2021 10:00 a.m. Bermuda Time This proxy is solicited by the Board of Directors I /we being (a) Shareholder(s) of the Bank hereby appoint the Chairman of the Meeting, fai l ing whom, _______________________________________ of _______________________________________ as my/our proxy to vote for me/us and on my/our behalf at the 2021 Annual General Meeting of The Bank of N.T. Butterfield & Son Limited to be held virtually at 10:00 a.m. Bermuda Time on Wednesday, June 30, 2021, accessible at www.virtualshareholdermeeting.com/NTB2021 and at 1-833-756-0862 or 1-412-317-5752, and at any postponement or adjournment thereof. In respect of the Proposals referred to in the Notice of Meeting, I/we desire my/our proxy to vote as indicated (or in the absence of any such indication, in favor of such Proposal(s)) and to vote in his or her discretion in respect of any other matters properly brought before the 2021 Annual General Meeting including any postponement or adjournment thereof. The undersigned shareholder hereby revokes any proxy heretofore given with respect to the 2021 Annual General Meeting. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side